[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]

Ira I. Roxland 212.768.6999 iroxland@sonnenschein.com	1221 Avenue of the Americas New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com

December 20, 2007

Richard Pfordte Division of Investment Management Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc. Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-32931 (the “Proxy Statement”)

Dear Mr. Pfordte:

Per your request, please find below our responses on behalf of Millennium India Acquisition Company Inc. (“Millennium”) to your comments on Pre-effective Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed on December 6, 2007 (the “Proxy Statement”), that you provided in a telephone conversation to Daniel Hirsch and Alexandra Oprescu of Ropes & Gray LLP on December 19, 2007.  Each one of your comments is repeated below, followed by Millennium’s response.  Capitalized terms have the same meaning as defined in the Proxy Statement unless otherwise indicated.

1.
Comment.   On pg. 40 in the fourth paragraph, change the second sentence to read: “We will undertake, however, to file and furnish unaudited financial statements of SMC and SAM on a quarterly basis.”  In addition, please confirm in this response that Millennium will include a statement in its annual and semi-annual report that unaudited quarterly financial statements are filed on Form 8-K and are available upon request.

Response.   Millennium has made the requested change throughout the Proxy Statement.  In addition, Millennium hereby confirms that it will include a statement in its annual and semi-annual report that unaudited quarterly financial statements are filed on Form 8-K and are available upon request.

December 20, 2007

2.	Comment. Under the section titled “Regulation of Millennium as an Investment Company” make references to both annual and semi-annual reports.

Response.    Millennium has made the requested change.

3.
Comment.   Please include an undertaking in the registration statement Millennium will file pursuant to Section 8 of the Investment Company Act of 1940, as amended, (the “1940 Act”) that Millennium will file and furnish unaudited financial statements of SMC and SAM on a quarterly basis translated into U.S. GAAP and that it will file promptly current reports on Form 8-K furnishing any material information publicly disclosed by SMC or SAM under the Indian securities regulatory scheme or that would be required if the underlying securities were being registered, under the Securities Act of 1933, as amended, as discussed in the Proxy Statement.

Response.   Millennium will include the undertaking below in the registration statement it will file pursuant to Section 8 of the 1940 Act:

If more than 25% of Registrant’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date we receive the quarterly financial statements or the material information, Registrant undertakes to file Forms 8-K furnishing the quarterly and annual financial statements translated into U.S. GAAP of SMC and SAM within five business days of their receipt from SMC and SAM and also file promptly Forms 8-K furnishing any material information publicly disclosed by SMC or SAM under the Indian securities regulatory scheme or that would be required if the underlying securities were being registered under the Securities Act of 1933, as amended.

As discussed, Millennium will have a designee on the SMC Group's board and that designee will inevitably be the recipient of material non-public information concerning SMC and/or SAM that may, by implication, be imputed to Millennium.  Millennium will not disclose material, non-public information which comes into its possession through its board designee, if to do so would be inconsistent with Indian and US laws.

4.	Comment. Confirm in your response letter that neither SMC, nor SAM, are investment companies.

Response.  Millennium hereby confirms that SMC and SAM are not investment companies.

5.
Comment.  Please explain in your response letter whether Millennium, SMC and SAM have the same fiscal year end.  If the entities have the same fiscal year end, Millennium may be unable to furnish its financial statements in a timely manner; therefore, Millennium will have to provide shareholders with its most recent audited financial statements and unaudited

December 20, 2007

financial statements for the subsequent 6 months and undertake to file as soon as possible the annual audited financial statements on Form 8-K.

Response.  Millennium, SMC and SAM all have fiscal years ending March 31st.  Millennium notes that it will provide its shareholders with annual audited financial statements, if applicable, as discussed above.

*          *          *          *

We would like to advise you that Millennium is seeking to finalize its proxy statement by December 21, 2007.  We respectfully request the Staff’s response to this letter prior to that date.  If you have additional questions we are available to speak with Mr. Sennett.  Please ask him to contact us at his convenience.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 212-768-6999 or my colleague Roland S. Chase at 973-912-7179 or Daniel O. Hirsch and Alexandra Oprescu of Ropes & Gray LLP at 202-508-4812 and 202-508-4622, respectively.

Sincerely, /s/ Ira I. Roxland Ira I. Roxland Partner

cc:              F. Jacob Cherian, Millennium India Acquisition Company Inc.
Suhel Kanuga, Millennium India Acquisition Company Inc.